WAIVER

OF

ANTI-DILUTION RIGHTS

Whereas Vanguard Airlines, Inc. ("Vanguard"), J. F. Shea Co., Inc., as nominee 1998-19 ("SheaCo") and The Hambrecht 1980 Revocable Trust ("HRT") executed a Unit Purchase Agreement as of September 8, 2000 (the "Unit Purchase Agreement"), and now desire to waive a certain provision of the Unit Purchase Agreement pursuant to a Purchase Agreement by and among Vanguard, SheaCo, HRT and Vanguard Acquisition Company dated June 8, 2001 (the "Purchase Agreement");

Now, therefore, for good and valuable consideration, the parties hereto agree as follows:

1. Each of SheaCo and HRT, individually and not collectively, confirms to Vanguard that it is the holder of the Units originally sold to it by Vanguard pursuant to the Unit Purchase Agreement, and that is has not sold, transferred pledged or otherwise encumbered any of the Units.

2. Each of SheaCo and HRT, as the "Investors" under the Unit Purchase Agreement, hereby waives the applicability of their antidilution rights under section 8 of the Unit Purchase Agreement ("Adjustment for Dilutive Issuances") solely with respect to the issuance of shares of common stock pursuant to the Purchase Agreement, and any extension of or amendment to the Purchase Agreement approved in writing by HRT and SheaCo.

Dated: June ___, 2001

The Hambrecht 1980 Revocable Trust

By: W.R. Hambrecht_______________

J. F. Shea Co., Inc., as nominee 1998-19

By: Edmund Shea, Jr._________________